Exhibit 99.1

Skyline Builders Group Holding Provides Update on Previously Announced Business Combination Agreement with Cove Kaz Capital

●	Skyline and Cove Kaz have mutually terminated their previously announced business combination agreement, and Cove Kaz now expects to list on a major U.S. stock exchange via a direct listing during 1H 2027.

●	Cove Kaz has secured a new capital commitment of $32 million at $8/ share implying an equity valuation of approximately $2 billion for Cove Kaz, with approximately 26% of Cove Kaz owned by Skyline.

●	Skyline expects to expeditiously distribute this value to its shareholders in the most tax efficient manner possible. Having completed this distribution, Skyline will seek potential candidates for future M&A transactions.

GRAND CAYMAN, CAYMAN ISLANDS – November 2, 2026 -- Skyline Builders Group Holding Limited (NASDAQ: KAZR) (“Skyline” or “the Company”), a holding company seeking to become a highly strategic supplier of critical minerals and nuclear fuels prioritizing the security of supply for US customers, today announced that it and Cove Kaz Capital Group LLC (“Cove Kaz”), have mutually agreed to terminate their previously announced business combination agreement, originally announced on April 30, 2026. Skyline has also agreed to change its ticker symbol and release the “KAZR” symbol within fifteen days. Cove Kaz has announced that it now intends to direct list its Class A common stock on a major U.S. stock exchange during 1H 2027.

Skyline, Cove Kaz and Kaz Resources LLC (“Kaz Resources”) have agreed that prior to the Cove Kaz listing, Skyline will receive an aggregate of 63,994,955 shares of Cove Kaz Class A common stock through a series of private transactions, including (i) the distribution of Cove Kaz shares held by Kaz Resources in exchange for the redemption of 100% of Skyline’s equity in Kaz Resources, and (ii) an issuance by Cove Kaz of shares in exchange for cancellation of all amounts due under the outstanding convertible loan made by Skyline to Cove Kaz. Skyline’s management has concluded that this will likely be a substantially faster route for Skyline shareholders to realize their value in Cove Kaz than the previously announced business combination.

Cove Kaz has also announced that it has secured a new capital commitment of $32 million for four million shares, at $8.00 per share, implying an equity value for Cove Kaz of $1.97 billion. Following the closing of this equity funding commitment, Skyline’s 26% equity stake in Cove Kaz will be valued at over $500 million. Skyline expects to distribute this value to its shareholders in the most tax efficient manner. On an as converted fully diluted basis, Skyline has approximately 147 million shares outstanding which would value the Cove Kaz investment at approximately $3.40/ share.

According to Cove Kaz, the new capital commitment represents a 76% uplift in the Cove Kaz valuation compared with the prior funding provided by Skyline, demonstrating investor recognition of the progress Cove Kaz is making towards developing a generational tungsten project in Kazakhstan and the structural need for new primary tungsten production to the global economy.

After realizing the value of its Cove Kaz investment, Skyline then expects to acquire another entity in the critical minerals sector and is in discussions with many potential targets. The combination of these two proposed transactions means that Skyline shareholders should now benefit by holding shares in Cove Kaz whilst continuing to own their shares in Skyline and ultimately, one or more additional critical minerals businesses.

“We strongly support Cove Kaz’s proposed listing strategy,” said Paul Mann, executive chairman of Skyline Builders Group Holding Limited. “The assets owned by Cove Kaz are extremely valuable and are critical to many customers in the United States, who currently rely on foreign imports from countries that are not necessarily aligned with the United States. We look forward to a successful listing by Cove Kaz and its shareholders, including Skyline.”

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (NASDAQ: KAZR) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia.

In the third quarter of 2025, a group of US investors, led by American Ventures, took control of the Company via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain.

Skyline seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers. In November 2025, it subscribed for an approximate 20% membership interest in Kaz Resources LLC, a company involved in the critical materials supply chain.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct (for example, as to when or whether the new equity financing or the direct listing will be completed, as these are outside Skyline’s control), and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: investors@skylinebuildersgroupholding.com